UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File No. 333-283998 and No. 333-281621) (including any prospectuses forming a part of such registration statement) and is to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

CASI Pharmaceuticals Announces Final Award from Juventas Arbitration

CASI Pharmaceuticals, Inc. (OCTQB: CASIF, the “Company”), a clinical-stage biopharmaceutical company developing CID-103, an anti-CD38 monoclonal antibody, for patients with organ transplant rejection and autoimmune diseases, today reported the receipt of the final award issued by the arbitral tribunal in the Company’s previously announced arbitration proceeding against Juventas Co., Ltd. (formerly known as Juventas Cell Therapy Ltd.) (“Juventas”) before the Hong Kong International Arbitration Centre (the “HKIAC”).

As previously disclosed, the HKIAC arbitration proceeding was initiated in connection with Juventas’s purported termination of the parties’ agreements with respect to the commercialization of CNCT-19 in March 2024, purportedly due to the Company’s various breaches of the agreements. In its final award, the tribunal rejected every one of Juventas’s allegations that the Company had breached the parties’ agreements and determined that Juventas had wrongfully terminated those agreements.

As a result, the tribunal awarded the Company all of its resulting wasted costs, interest accruing from the date of Juventas’s wrongful termination, the Company’s share of the arbitral tribunal and HKIAC costs, and a substantial portion of the Company’s legal costs incurred in pursuing the arbitration, totaling well over RMB 100 million.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei-Wu He
	Name:	Wei-Wu He
	Title:	Chairman to the Board

Date: July 15, 2026